

Ray DeRosa · 3rd

Founder and CEO at Lion Tea

New York, New York, United States · 500+ connections ·

Contact info

Lion Tea


Temple University - Fox School of Business and...

Experience

Founder
Lion Tea
2009 – Present · 12 yrs

LION Tea is changing the world one pesky weed at a time.

As the founder of LION Tea, I am building our brand and providing the vision and strategic direction for the company.

President
V Well Health
Jan 2010 – Present · 11 yrs 3 mos

V Well Health is dedicated to improving the lives of its members through healthy outcomes delivered by its Live Well program. The Live Well program mission is to give members the information and tools they need to eat right, make exercise convenient in today's busy world, and enable them to live to their fullest potential by making healthy life choices.   ...see more


Director, Health and Productivity
RELATED Risk Management & Compliance

Jan 2016 – Jan 2017 · 1 yr 1 mo
Greater New York City Area

RELATED Risk Management & Compliance is a leading absence management consultant to mid-to-large market employers.

RELATED's Health and Productivity Practice helps clients implement strategies to r ...see more



District Manager
College Works Painting
2008 – 2010 · 2 yrs

As part of the Marketing and Entrepreneurship program at Temple University's Fox School of Business, I was employed by College Works, a program that provides students with the opportunity to run their own house painting business. I participated in this program over three years and was able to grow my revenues exponentially each year and was promote ...see more

Education



Temple University - Fox School of Business and Management
Bachelor of Business Administration, Marketing and Entrepreneurship
2006 – 2010
Activities and Societies: Business Honors Program



